Exhibit 99.1

Scienjoy Inks Strategic Partnership with Liyumen Technology and Fujian Chuanzheng Communications College to Establish Broadcaster Training Academy

BEIJING, April 12, 2021—Scienjoy Holding Corporation ("Scienjoy", the "Company") (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced it has established a strategic partnership with Fujian Chuanzheng Communications College (“Fujian Chuanzheng”) and Hangzhou Liyumen Technology Development Ltd. (“Liyumen”), to establish a broadcaster training academy for live stream entertainment and e-commerce. This groundbreaking partnership will strengthen Scienjoy’s broadcaster development pipeline, help standardize and develop the live stream talent industry, and contribute to overall employment in China.

This partnership will leverage the advantages of all three parties to build a brand-new talent development pipeline that unites leaders in academia and industry. The partnership will utilize Fujian Chuanzheng’s educational experience and deep pool of talented students. Liyumen, a prominent multi-channel network (MCN) will provide extensive experience in broadcaster training. Scienjoy will bring its years of industry-leading experience in live streaming to provide pivotal support in areas including faculty development, curriculum design, hands-on student internships, and access to the latest technology.

With China’s ever-expanding online economy, e-commerce and consumers are more connected than ever. On July 6, 2020, "Internet Marketer," was officially certified as a new profession by the Ministry of Human Resources and Social Security of China, the State Administration for Market Regulation of China and the National Bureau of Statistics of China. According to the “2020 Spring White Paper on Live Streaming Industry Talents,” published by the online recruitment provider Zhaopin.com and e-commerce site Taobao’s official ranking service, in the first half of 2020 demand for talent to fill key positions in the live streaming economy rose 3.6 times from H1 2019, while the number of job seekers entering the sector also rose 2.4 times from H1 2019.

As a leading live stream platform in China, Scienjoy has ramped up investment in talent training as part of its strategy to establish a "Live Streaming Full Ecosystem.” According to the strategy, announced in December 2020, Scienjoy is building out an ecosystem that unites entertainment, e-commerce and multi-channel networks (MCNs). E-commerce and entertainment constitute the two pillars of Scienjoy’s live stream ecosystem content, while MCNs, which handle broadcaster training and the content pipeline, are the key driver for the platform’s future growth. MCNs are agencies that manage broadcasters from talent training and development to content monetization on Scienjoy’s platforms and external platforms like WeChat and Douyin. As such, Scienjoy sees integration between the MCN training pipeline and academia as a critical step towards ramping up talent acquisition and further improving the quality of its talent pool of roughly 300,000 broadcasters.

“Scienjoy sees this and future partnerships with specialized training institutions as an important step to ensuring continued business growth and acquiring the best live streaming talent,” said Victor He, chairman and chief executive officer of Scienjoy. “By training the next generation of broadcasters, we hope to not only attract the best talent to Scienjoy, but also bring value to the entire industry. Teaching new broadcasters best practices and how to use new technology will help promote the standardization and healthy development of the whole industry.”

About Scienjoy Holding Corporation

Founded in 2011, Scienjoy is a leading mobile live streaming platform in China, and its core mission is to build a live streaming service matrix that delivers pleasant experience to users. With approximately 250 million registered users, Scienjoy currently operates four brands of live streaming platforms, consisting of: Showself, Lehai, Haixiu, and BeeLive (including Mifeng, BeeLive Chinese version, and BeeLive International for international markets). Scienjoy adopts multi-platform operation strategies and is committed to providing high quality and value-added services for users with innovative thinking. Based on the in-depth understanding and research of the live streaming industry and user behavior, Scienjoy is devoted to building a second life world in which the virtual world and the reality are integrated within the live streaming scenario, deeply integrating the industry through diversified live broadcasting scenarios, and empowering the industry by building a content-rich and vibrant Live Streaming Full Ecosystem. For more information, please visit http://ir.scienjoy.com/.

About Hangzhou Liyumen Technology Development Ltd. (Liyumen)

Liyumen is an emerging technologies and applications company engaging in live streaming E-Commerce and Internet data services.

About Fujian Chuanzheng Communications College (“Fujian Chuanzheng”)

Fujian Chuanzheng Communications College, located in Fuzhou, Fujian Province is a public higher vocational college that actively promotes school-enterprise cooperations. It is one of the first batch of 28 “National Model Higher Vocational Colleges” identified by China’s Ministry of Education and Ministry of Finance. The college ranked number one in the province for 18 of the majors it provides and ranked among the top three for 29 other majors.

Safe Harbor Statement

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company's filings with the Securities and Exchange Commission ("SEC") from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Media Relations Contact
Greta Bradford
ICR Inc.
greta.bradford@icrinc.com
+86 178-8882-8731

Investor Relations Contacts
Ray Chen

VP, Investor relations

Scienjoy Inc.

+86-010-64428188
ray.chen@scienjoy.com

Jack Wang

ICR Inc.

+1 (212) 537-9254

scienjoy.ir@icrinc.com